UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Miller Energy Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

600527105

(CUSIP Number)

Timothy Donnelly

40 West 57th Street, 33rd Floor

New York, NY 10019

(212) 287-6892

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Troy Harder

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

March 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600527105

1	Name of Reporting Person Highbridge Principal Strategies, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,000,000 shares of Common Stock (1)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 5,000,000 shares of Common Stock (1)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50%

14	Type of Reporting Person IA

(1) As the investment manager of (a) Highbridge Specialty Loan Sector D Investment Fund, L.P., (b) Highbridge Principal Strategies - Specialty Loan Institutional Fund III, L.P., (c) Highbridge Principal Strategies - NDT Senior Loan Fund, L.P., (d) Highbridge Specialty Loan Institutional Holdings Limited, (e) Lincoln Investment Solutions, Inc., (f) Highbridge Principal Strategies - Specialty Loan Fund III, L.P., (g) Highbridge Principal Strategies - Specialty Loan VG Fund, L.P. and (h) Highbridge Aiguilles Rouges Sector A Investment Fund, L.P. (collectively, the “Highbridge Shareholders”), Highbridge Principal Strategies, LLC, has voting and dispositive power over 5,000,000 shares of Common Stock held by the Highbridge Shareholders, representing 50% of the outstanding shares of Common Stock of the Issuer.

CUSIP No.	600527105

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”), of Miller Energy Resources, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 9721 Cogdill Road, Suite 302, Knoxville, TN 37932.

Item 2.	Identity and Background.

This Schedule 13D is filed by Highbridge Principal Strategies, LLC (“Highbridge” or the “Reporting Person”).

The principal address of Highbridge is 40 West 57th Street, 33rd Floor, New York, NY 10019.  Additional information called for by this item with respect to the executive officers and directors of Highbridge is contained in Appendix A attached hereto and is incorporated herein by reference.

Highbridge is a registered investment advisor under the Investment Company Act of 1940 and is principally engaged in the business of investment in securities through various funds and separate accounts for which it serves as investment manager.

During the last five years, none of Highbridge or the executive officers and directors listed on Appendix A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Highbridge Shareholders acquired the shares of the Common Stock held by them upon the closing on March 29, 2016 of the reorganization under Chapter 11 of the Bankruptcy Act of Miller Energy Resources, Inc., as more fully described in the Current Report on Form 8-K filed by the Issuer on March 29, 2016 the (“Miller Form 8-K”).

Item 4.	Purpose of Transaction.

On March 29, 2016, the Issuer announced that as of that date, Don Dimitrievich and Jeffrey Fitts joined the Issuer’s Board of Directors as directors.  Messrs. Dimitrievich and Fitts are associated with Highbridge.  Messrs. Dimitrievich and Fitts were appointed pursuant to the Plan (as defined in the Miller Form 8-K).

All of the shares of Common Stock that are held of record by the Highbridge Shareholders and that may be deemed to be beneficially owned by Highbridge, as reported herein, were acquired for investment purposes.  The Reporting Person retains the right to change its investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by it, in any manner permitted by law.  The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as described above, the Reporting Person currently has no other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a) See also the information contained on the cover page of this Statement on Schedule 13D which is incorporated herein by reference. As the investment manager of each of the Highbridge Shareholders, Highbridge may be deemed to be the beneficial owner of 5,000,000 shares of Common Stock, representing 50% of the outstanding shares of Common Stock of the Issuer, held of record by the Highbridge Shareholders. The percentage of Common Stock reported as beneficially owned by the Reporting Person is based on 10,000,000 shares of Common Stock outstanding as of March 29, 2016, as reported in the Miller Form 8-K.

Under the terms of the Shareholders Agreement dated as of March 29, 2016 (the “Shareholders Agreement”), among the Highbridge Shareholders and Apollo Investment Corporation (“AIC”), the Issuer, and the other shareholders that become a party thereto, all shareholders party to the Shareholders Agreement have agreed to certain procedures for the election of the board of directors and to vote their shares in accordance with those procedures. In addition, (i) all of the shareholders that are a party to the Shareholders Agreement have agreed that they will not transfer any shares of Common Stock that they hold, subject to certain exceptions.  (The Shareholders Agreement is more fully described under “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer”, and annexed hereto as Exhibit 2.)  Accordingly, Highbridge and AIC may be deemed to comprise a group within the meaning of Exchange Act Rule 13d-3.  If Highbridge is deemed to be a member of a group with AIC, then combined with the shares of Common Stock held of record by AIC, the group would beneficially own an aggregate of 10,000,000 shares of Common Stock, which represents 100% of the Issuer’s outstanding shares of Common Stock.  See the Statement on Schedule 13D filed with the Securities and Exchange Commission by AIC on March 29, 2016.

(b)                                 See the information contained on the cover page of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)                                  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Highbridge Shareholders other than as described in this Statement on Schedule 13D.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shareholders Agreement

On March 29, 2016, the Issuer, the Highbridge Shareholders and AIC entered into the Shareholders Agreement, which sets forth provisions relating to, among other things, transfers of shares of Common Stock, registration rights and participation in the board of directors of the Issuer.

Transfer of Shares of Common Stock

Pursuant to the Shareholders Agreement, the Highbridge Shareholders acting together (together with AIC, the “Initial Shareholders”) and AIC may only transfer their shares of Common Stock (a) to the Issuer, (b) to an affiliate of such Initial Shareholder or (c) to any Initial Shareholder, provided that each transferee shall agree to comply with the Shareholders Agreement. If an Initial Shareholder proposes to transfer shares of Common Stock to a recipient other than those listed above, the other Initial Shareholder shall have a right of first refusal to purchase the shares of Common Stock.  Each Initial Shareholder shall have a tag-along right to participate, on a pro rata basis, in any bona fide acquisition proposal received by the other Initial Shareholder that offers to purchase 50% or more of the outstanding shares of Common Stock. Additionally, each Initial Shareholder shall have a contractual pre-emptive right to participate in any issuance of new shares of Common Stock by the Issuer, on a pro rata basis.

Registration Rights

Pursuant to the Shareholders Agreement, each Initial Shareholder shall be entitled to include shares of Common Stock in a qualifying future initial public offering by the Issuer, subject to compliance with applicable laws and approval of the managing underwriter.  After such initial public offering, each Initial Shareholder shall be entitled to include shares of Common Stock in any registered, underwritten primary offering of common stock for cash made by the Issuer.

Additionally, at any time after the 180th day following such qualifying future initial public offering, an Initial Shareholder shall have the right to one demand registration of an underwritten public offering of shares of Common Stock by an underwriter selected in accordance with the Shareholders Agreement.

Notwithstanding any earlier termination of the Shareholders Agreement, each Initial Shareholder’s registration rights described above shall remain in effect until the first to occur of (a) the expiration of three years after a qualifying future initial public offering, and (b) the date such Shareholder may sell its shares of Common Stock without complying with the provisions of Rule 144.

Participation in the Board of Directors

The Shareholders Agreement provides that the Issuer’s board of directors initially shall consist of five directors.  AIC shall have the right to designate two directors, the Highbridge Shareholders shall have the right to designate two directors and the chief executive officer of the Issuer shall be a director. At least one of the directors chosen by each of AIC and the Highbridge Shareholders shall be independent (as such term is defined in the Shareholders Agreement). The board of directors may approve an increase in the size of the board to seven directors.  In such event, the Initial Shareholders shall each have the right to designate three directors. The Initial Shareholders shall agree to vote all of their shares of Common Stock in favor of the election of the director designees of the other Initial Shareholder.

In the event any Initial Shareholder ceases to own at least 48% of the issued and outstanding shares of Common Stock, but continues to own at least 25% of the issued and outstanding shares of Common Stock, then the number of directors such Initial Shareholder shall have the right to designate shall be reduced by one, and such Initial Shareholder shall cause one director designated by it to resign. In the event any Initial Shareholder ceases to own at least 25% of the issued and outstanding shares of Common Stock, but continues to own at least 5% of the issued and outstanding shares of Common Stock, then the number of directors such Initial Shareholder shall have the right to designate shall be reduced to one, and such Initial Shareholder shall cause all but one of the directors designated by it to resign. In the event any Initial Shareholder ceases to own at least 5% of the issued and outstanding shares of Common Stock, then such Initial Shareholder shall cease to have the right to designate any directors, and such Initial Shareholder shall cause all of the directors designated by it to resign.

The act of the majority of the directors present at a meeting at which a quorum is present (which must include at least one of the directors designated by each Initial Shareholder) shall be the act of the board of directors, unless the special approval rights contained in the Shareholders Agreement apply. Certain fundamental actions must be approved by the affirmative vote of a majority of the entire board of directors, which must include, so long as an Initial Shareholder has the right to designate a director, (a) the affirmative vote of at least one of the directors designated by each Initial Shareholder, or (b) the unanimous written consent of the entire board of directors in lieu of a meeting.

The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed as Exhibit 2.1 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2.1                                     Shareholders Agreement, dated March 29, 2016, by and among the Issuer, the Highbridge Shareholders and AIC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2016

HIGHBRIDGE PRINCIPAL STRATEGIES, LLC

By:	/s/ Don Dimitrievich
Name:	Don Dimitrievich
Title:	Managing Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

APPENDIX A

Pursuant to Instruction C to Schedule 13D, the below information relates to the executive officers and directors of Highbridge.  Unless otherwise indicated, the principal address of each person listed below is 40 West 57th Street, 33rd Floor, New York, NY 10019, and each executive officer or director listed below is a citizen of the United States. Additionally, unless otherwise indicated, none of the below executive officers or directors shares voting or dispositive power over any shares of Common Stock except in their capacity as an executive officer or director of Highbridge.

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF HIGHBRIDGE

Name and Business Address	Position	Present Principal Occupation

Scott Kapnick	Chief Executive Officer	Chief Executive Officer of Highbridge Principal Strategies, LLC
Paul Knollmeyer	Chief Financial Officer	Chief Financial Officer of Highbridge Principal Strategies, LLC
Yoohyun Katherine Choi	General Counsel	General Counsel of Highbridge Principal Strategies, LLC
Faith Rosenfeld	Chief Administrative Officer	Chief Administrative Officer of Highbridge Principal Strategies, LLC